EXHIBIT 2

SCHEDULE A

Transaction Date	Nature of Transaction	Quantity	Weighted Average Price Per Share*	Price Range	
				Minimum	Maximum
October 14, 2025	Open Market Sale	66,824	$1.4716	$1.405	$1.515

*The Reporting Persons undertake to provide to the SEC staff, upon request, full information regarding the number of shares purchased at each price within the range set forth in the table above.